Exhibit 11.1

CONSENT

We hereby consent to the inclusion in this Offering Statement on Form 1-A POS of our report dated May 27, 2025 with respect to the consolidated balance sheets of ACME AtronOmatic Inc. as of December 31, 2024 and 2023 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2024 and 2023 and the related notes to the consolidated financial statements, which report appears in the Offering Circular that is a part of this Offering Statement. Our opinion does not cover any subsequent events from the date of our report, i.e. May 27, 2025, till the date of this letter that might have an impact on the financial statements.

SetApart Accountancy Corp

January 26, 2026

Calabasas, California